07022694

LONMIN

Ref: SB/0182

4 April 2007

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
APR 11 2007
WASH. D.C.
200

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 3 April 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S.Butler

Sarah Butler
Secretary

PROCESSED
APR 2 3 2007 E
THOMSON
FINANCIAL

dlw 4/19

Regulatory Announcement

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Free annual report

Company	Lonmin PLC
TIDM	LMI
Headline	IFC invests in Lonmin shares
Released	07:00 03-Apr-07
Number	2778U

RNS Number:2778U
Lonmin PLC
03 April 2007

IFC invests US$15 million in new Lonmin shares

Further to the Lonmin IFC (International Finance Corporation) partnership signed on 13 March 2007, the IFC has notified Lonmin that it is exercising the first tranche of its option to invest in new Lonmin shares with an initial investment of US$15 million. Lonmin will issue 245,020 shares to the IFC at 3103 pence per share, a discount of 5.0% to the closing mid market price of Lonmin shares on the London Stock Exchange on 2 April 2007.

Lonmin has committed to use the US$15 million received from the IFC as a result of this investment to fund projects to benefit the communities which host Lonmin's operations in South Africa.

Enquiries:

Alex Shorland-Ball +44 (0)20 7201 6060

Vice President,

Investor Relations & Communications

The Lonmin IFC partnership is structured as follows:

Stand By Debt Facility

The IFC has agreed to provide a US$100 million standby loan facility to Western Platinum Limited, a subsidiary of Lonmin. This facility is available to facilitate the participation of any BEE partner selected by Lonmin in any Lonmin project. In addition the facility can be drawn down to fund any of Lonmin's current or future expansion projects. The loan will be repayable in 6 equal instalments with the first due 7 years after first draw down and will attract interest at 1.5% above LIBOR.

Equity Investment

Lonmin has granted the IFC an option to acquire new Lonmin shares up to a value of US$50 million. Lonmin will issue new shares to the IFC following exercise of the option at a discount of 5% to the market price prevailing on the London

Stock Exchange at the time of exercise. The option is exercisable at the IFC's discretion and can be exercised in tranches of a minimum of US$10 million. The option remains valid for 2 years from today's date.

Lonmin has committed to invest the first US$15 million received from the IFC under the equity option in community projects to benefit the communities which host Lonmin's operations in South Africa.

Technical Assistance and Advisory Services Programme

Lonmin and the IFC will design and implement a three year comprehensive Technical Assistance and Advisory Services Programme in support of Lonmin's sustainable community development programme for the communities on and around Lonmin's operations in South Africa. This Programme will also support Lonmin's ongoing commitments in its Social and Labour Plans. The total cost of this Programme will be around US$5.9 million and will be split equally between Lonmin and the IFC.

The Technical Assistance and Advisory Services Programme splits into four areas:

- BEE Supplier Development

The IFC will partner with Lonmin to implement a supplier development programme. This programme will aim to expand Lonmin's BEE and local supplier base by identifying new suppliers, increase the competitiveness of BEE companies through training and capacity building and broker involvement and co-operation with other regional mining operators and/or industry clusters to catalyse small and medium sized enterprise (including BEE) development in North West Province and facilitate supplier access to finance.

- Gender Mainstreaming

The IFC will assist Lonmin with the fine-tuning of its gender mainstreaming strategy and help implement mechanisms for the increased participation of females within Lonmin's operations.

- HIV/AIDS

Lonmin and the IFC will work together to jointly design and implement comprehensive HIV/AIDS prevention programmes to enhance the existing programmes operated by Lonmin.

- Community Development Programme

The IFC will help Lonmin to facilitate local stakeholder dialogue and assist local stakeholders, particularly assisting Lonmin to further develop its working partnerships with local municipalities and tribal authorities to increase the capacity to effectively plan and implement community development projects.

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Notes to Editors

IFC, the private sector arm of the World Bank Group, promotes open and competitive markets in developing countries. IFC supports sustainable private sector companies and other partners in generating productive jobs and delivering basic services, so that people have opportunities to escape poverty and improve their lives. Through FY06, IFC Financial Products has committed more than $56 billion in funding for private sector investments and mobilized an additional $25 billion in syndications for 3,531 companies in 140 developing countries. IFC Advisory Services and donor partners have provided more than $1 billion in program support to build small enterprises, to accelerate private participation in infrastructure, to improve the business enabling environment, to increase access to finance, and to strengthen environmental and social sustainability. For more information, please visit www.ifc.org.

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